Exhibit 3.15

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ENODIS GROUP HOLDINGS US, INC.

First. The name of the Corporation is ENODIS GROUP HOLDINGS US, INC. (the “Corporation”).

Second. The address of the Corporation’s registered office in the State of Delaware is 1013 Centre Road, Wilmington, DE 19805, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

Third. The purpose of the Corporation is to engage in any lawful act or activity which corporations may be organized under the General Corporation Law at the State of Delaware.

Fourth. The total number of shares of stock which the Corporation is authorized to issue is one thousand (1,000) shares of Common Stock, par value one cent ($.01) per share.

Fifth. Unless and to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

Sixth. In furtherance and not in limitation of the powers conferred by the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation shall be authorized to make, alter, or repeal the By-Laws of the Corporation as and to the extent permitted therein.

Seventh. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as then in effect. Any repeal or modification of this Article Eighth shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.